CONFIDENTIAL
FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.
OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION
(REQUEST 10.12.2011)
October 12, 2011
VIA EDGAR TRANSMISSION AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Jonathan Wiggins

RE:	Penson Worldwide, Inc. Form 10-K for the Year Ended December 31, 2010 Filed March 4, 2011 Form 10-Q for the Period Ended June 30, 2011 Filed August 9, 2011 File No. 001-32878
Dear Mr. Wiggins:
     We are writing in response to the letter of comments from the Staff of the Securities and Exchange Commission to the Company dated September 9, 2011 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the period ended June 30, 2011, File No. 001-32878. The numbered paragraphs below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment. We note that disclosure in response to any comment below should be deemed responsive to any other Staff comment.
Form 10-K for the Year Ended December 31, 2010
Goodwill, page 63
1.	We note your responses to prior comments 2 and 3 in our letter dated July 1, 2011. Please tell us how you determined that your annual growth rate assumptions were reasonable and supportable. In your response, please quantify historical pre-tax earnings (loss) for each reporting unit for the last five fiscal years and tell us what effect the historical data had on your projections.

[*****]

2.	Please tell us how you determined it was appropriate, based on the guidance in ASC 350-20-35-22 through 35-24 and ASC 820-10-35-24, to base your fair value estimates on only a discounted cash flow analysis. In your response, please tell us how you determined the results of the discounted cash flow analysis were reasonable in light of the fact that the estimated fair value of each of the PFSI and Penson Futures reporting units individually exceeded the total market capitalization of the consolidated company as of June 2011. In addition, tell us what consideration you gave to using other market approaches (e.g., multiples of earnings) as part of your valuation calculation and provide us

CONFIDENTIAL
FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.
OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION
(REQUEST 10.12.2011)
with the results of your analysis of the reasonableness of your discounted cash flow valuation based on multiples of earnings, with a comparison to appropriate peers.

[*****]
Item 7A. Quantitative and Qualitative Disclosure about Market Risk
3.	We note your responses to prior comments 4 and 6. Please describe for us in detail the loan restructuring transactions with and subsequent increase in the margin loan to Call Now, Inc. in February 2010 and any related transactions with Chris Hall. In your response, please explain how it was determined to enter into the loan restructuring transactions and additional margin loan with Call Now, Inc., rather than pursue remedial actions such as account liquidation, and whether these transactions went through the standard approvals process, and if not, please explain why. In addition, please tell us how you determined, if applicable, that the Call Now, Inc. loan restructuring and subsequent margin loan were in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated parties, and did not involve more than normal risk of collectability or present other unfavorable terms.

[*****]
Notes to the Consolidated Financial Statements
Note 17. Related party transactions, page F-27
4.	We note your response to prior comment 6. Please tell us how you determined that transactions with related parties were not qualitatively material, and therefore, should [not] be disclosed on the face of the financial statements. In this regard, we note that the significance of an item may be independent of its amount, which is often the case with respect to related-party transactions.
     When considering the qualitative materiality factors of the related party transactions the Company evaluates the nature of each type of related party transaction and compares its terms to similar transactions entered into with third parties. If in the Company’s judgment the nature of the related party transaction is (i) consistent with one that would be entered into with an unrelated third party, and (ii) is not considered quantitatively material, then the transaction is not disclosed on the face of the Company’s financial statements. In the case of loans disclosed in the Company’s related party footnote disclosure, these loans were extended in compliance with Regulation T, and as such were extended on terms substantially consistent with loans given to third parties. With regard to the technology support and clearing services agreement, those services are provided in the ordinary course of business and are on terms substantially similar to those the Company would offer an unrelated third party. The subleases are allocated based on the actual costs of the percentage of space subleased and are not otherwise outside of the ordinary course of business. The terms of the consulting agreement with Mr. Son are substantially similar to those we would offer to a third party with similar industry experience. None of these technology support, clearing, consulting or lease-sharing related party transactions are material in amount. With respect to the third party margin lending, we often engage in lending of large sums to individual account holders. By way of example, on an average trading day during the third quarter of 2011, we held approximately $2.3 billion in margin balances, against which the loans extended to Call Now and Mr. Hall are quantitatively immaterial. In conclusion, the Company did not consider any of the related party transactions quantitatively or qualitatively material to warrant separate disclosure on the face of the financial statements.
Note 25. Vendor related asset impairment, page F-37

CONFIDENTIAL
FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.
OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION
(REQUEST 10.12.2011)
5.	We note your response to prior comment 7 that you cannot currently estimate a range of reasonably possible loss related to the Sentinel suit. Please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for the Sentinel suit and any other material matters, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.
     When reviewing potential loss contingencies, senior management reviews all outstanding asserted claims and expected claims on at least a quarterly basis. This review includes consultations with external legal counsel when necessary. With respect to each identified matter, senior management discusses all factors that affect any potential loss the Company could incur. Additionally, senior management evaluates the probability and reasonably estimable range of potential loss in each individual case.
     [*****]
Form 10-Q for the Periods Ended March 31, 2011
Note 7. Receivable from and payable to customers and correspondents, page 13
6.	We note your response to prior comment 8 and your disclosure on page 14 of your Form 10-Q for the period ended June 30, 2011 that margin loans become delinquent at the point that margin calls are not met. Please tell us whether you have issued any margin calls related to the margin loans in nonaccrual receivables and if so, whether those margin calls have been met.

[*****]

7.	We note your response to prior comment 9. For each of the municipal bonds held as collateral for nonaccrual receivables, please tell us in detail how you determine fair value. In your response, please tell us whether any third-party quotes you receive are binding, what procedures you perform to verify third-party quotes or valuations, and the level of liquidity for each of the bond issuances.

[*****]

8.	In addition to the above, please specifically clarify how you determined the value of the Cambridge Student Housing Financing Co. Series 2004D bonds, as it appears this collateral is valued at par but is subordinated to the Series A-C bonds, with the Series C bonds valued by you at an amount significantly less than par value.

[*****]

9.	We note your response to prior comment 10. Please reconcile your statement that the write-off of the nonaccrual receivables would not negatively impact your liquidity, capital resources, or financial covenants with your disclosure on page 19 of your Form IO-Q for the period ended June 30, 2011 regarding the second amendment to your credit facility.
     The Company does not believe that the write-down of the nonaccrual receivables affects the Company’s liquidity or capital resources for the following reasons. [*****] As such, the Company’s liquidity and capital resources were the same before and after the write-down.

CONFIDENTIAL
FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.
OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION
(REQUEST 10.12.2011)
     We do not consider, and our lenders have not suggested to us that they consider, that the write-down of the nonaccrual receivables would violate any covenants in the Second Amended and Restated Credit Agreement, as the write-down is considered a one-time event. One-time events are generally excluded from the calculation of our applicable financial covenant compliance. The second amendment revised certain covenants to facilitate the Company’s realization upon the collateral supporting the nonaccrual receivables. The changes effected to the clean down provisions and other covenants in the second amendment relate to accommodations applicable to future financial periods and are independent of the write-down.
10.	We note your response to prior comment 12 and reissue the comment in part. Please provide us with your full analysis of collectability for each of the nonaccrual receivables as of December 31, 2009 and 2010 and June 30, 2011, including any related internal or third party valuations of related collateral such as, but not limited to, Call Now, Inc. common stock, real estate financed by municipal bonds, and Retama property, business, and related gaming rights, with your detailed expected cash flow analyses and support for all significant assumptions.

[*****]

11.	In addition to providing us with the Call Now stock valuation report prepared by The Hancock Firm, please describe the difference between Call Now common stock and Call Now restricted shares and tell us the basis for the difference in valuation. In addition, please tell us how you determined it was appropriate to include the value of Call Now stock as collateral for the nonaccrual receivables since the value of the stock is derived from the assets of Call Now, substantially all of which are already included as collateral for the nonaccrual receivables.
     The Call Now restricted stock was considered control stock and therefore reflected as restricted in our systems under an inactive CUSIP. However, the restricted and unrestricted stocks are the same class of stock. Call Now does own assets in addition to the Retama bonds that were pledged to the Company. For example, Call Now’s subsidiary is not pledged and holds management contracts that generate revenue for Call Now, which revenue is not pledged to the Company.
12.	We note in your response to prior comment 13 that you conducted an internal operations review in 2009 and adopted certain additional guidelines. Please tell us what factors led to the internal operations review, what additional guidelines you adopted, when these guidelines were adopted, how you determined that your internal controls were effective prior to adopting the additional guidelines, and how you determined that the changes did not materially affect or were not reasonably likely to materially affect your internal control over financial reporting.

[*****]

13.	We note in your response to prior comment 13 that you limit the type of municipal bonds eligible for margin lending to investment grade only. Please tell us whether this guideline applied to the margin loan to Call Now, Inc. subsequent to the loan restructuring in February 2010.
     With respect to the $400,000 advanced to Call Now in November, 2010, we received a personal guarantee from one of the Call Now principals. The funds were extended in order to facilitate a transaction that resulted in a repayment of $1,000,000 to the Company in December, 2010. We have applied our policy regarding not extending margin loans on municipal bonds, other than investment grade bonds, to the Call Now accounts since February 2010. Accordingly, no additional margin loans have been extended to Call Now since February 2010.
14.	We note your response to prior comment 14 and reissue the comment in part. Please provide us with your analysis of the likelihood of the Texas gaming legislation being enacted as of December 31,

CONFIDENTIAL
FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.
OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION
(REQUEST 10.12.2011)
2010 and June 30, 2011. In addition, please quantify the effect of your expectations regarding Texas gaming legislation on the estimated fair value of Retama-related collateral as of December 31, 2010 and June 30, 2011.

[*****]
Form 10-Q for the Period Ended June 30, 2011
Note 7. Receivable from and payable to customers and correspondents, page 13
15.	We note your disclosure that based upon your re-assessment of the value of collateral securing the nonaccrual receivables, including review of recent appraisals of underlying real estate and the Retama Project, among other factors, you determined that the carrying value of the nonaccrual receivables was not fully realizable and recorded a charge of $43,000. Please provide us with a detail listing of the amount of impairment recorded for each receivable and for each type of collateral.

Please see the attached supplemental schedule.
Note 10. Notes payable, page 16
Revolving credit facility, page 18
16.	Please describe for us the financial covenants you are subject to under the Amended and Restated Credit Facility and provide us with a quantification of your compliance with the financial covenants as of December 31, 2010 and June 30, 2011.
The Company is subject to the following financial covenants under the Amended and Restated Credit Facility:
1.	Consolidated Tangible Net Worth. [*****]

2.	Consolidated Fixed Charge Coverage Ratio. [*****]

3.	Consolidated Leverage Ratio. [*****]

4.	Minimum Capital Requirement. [*****]

5.	Minimum Liquidity Requirement. [*****]

6.	Capital Expenditures. [*****]

7.	Minimum Consolidated EBITDA. [*****]
The Amended and Restated Credit Agreement was amended on August 4, 2011 and resulted in the following changes:
1.	Consolidated Fixed Charge Coverage Ratio. [*****]

2.	Consolidated Leverage Ratio. [*****]
Please see the attached compliance certificates for the periods ended December 31, 2010 and June 30, 2011.

CONFIDENTIAL
FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.
OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION
(REQUEST 10.12.2011)
In connection with the above responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments in connection with this response please call me at 214-765-1533.1
Sincerely,
Penson Worldwide, Inc.
By: /s/ Kevin W. McAleer
Name: Kevin W. McAleer
Title: Executive Vice President & Chief Financial Officer

[1]	We note that we have discussed certain matters contained in this response letter with other divisions of the Commission and believe you should be in contact with them regarding the subject matter of those discussions. We intend to discuss the matters contained in this letter with the Staff orally and we may follow up with a supplemental writing based upon such conversation. Such supplemental letter may update certain disclosures contained herein.